SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ClearOne Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18506U104

(CUSIP Number)

Edward Dallin Bagley

2350 Oakhill Drive

Salt Lake City, Utah 84121

Tel. (801) 573-8227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13D/A is a duplicate of a Schedule filed by the reporting person on September 18, 2020 (the “Original Schedule”) that was inadvertently filed with the SEC via EDGAR using the subject company’s central index key. This Schedule 13D/A is refiling the Original Schedule under the reporting person’s central index key.

1

CUSIP No. 18506U104

1.	Names of Reporting Person. Edward Dallin Bagley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,152,405 (1)
	8.	Shared Voting Power: 0 (2)
	9.	Sole Dispositive Power: 10,154,405 (1)
	10.	Shared Dispositive Power: 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,152,405(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 54.1%(1)(3)

14.	Type of Reporting Person (See Instructions): IN

(1)  Assumes the exercise of options to purchase 28,333 shares of common stock, secured convertible notes to purchase 1,184,834 shares of common stock and warrants to purchase 685,295 shares of common stock that were beneficially owned by the reporting person as of September 16, 2020.

(2)  Mr. Bagley may be deemed to own 355,257 shares of common stock that Carolyn Bagley owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares.

(3)  Calculated based on 18,771,257 issued and outstanding shares of common stock as of September 16, 2020.

2

CUSIP No. 18506U104

Item 1. Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D of the reporting person relating to the  common stock, par value $.001 per share (the “Common Stock”), of ClearOne Inc., a Delaware corporation (the “Company”), as filed with the Securities and Exchange Commission on May 29, 2009, as previously amended through the date hereof (the “Schedule 13D”) The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116. This Amendment amends and supplements the information set forth in the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Mr. Bagley used personal funds to acquire the shares. See Item 5 for amount of funds.

Item 4. Purpose of Transaction

Mr. Bagley has acquired the Common Stock for investment purposes.

In pursuing such investment purposes, Mr. Bagley may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, Mr. Bagley will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of Mr. Bagley and other investment considerations. Mr. Bagley may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, Mr. Bagley modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, board of directors, capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Mr. Bagley reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Bagley may at any time reconsider and change his plans or proposals relating to the foregoing.

3

CUSIP No. 18506U104

Item 5. Interest in Securities of the Issuer

(a)      After giving effect to the Company’s issuance and sale of 2,116,050 shares of common stock in a registered direct offering on September 16, 2020 (the “Registered Offering”) and warrants to purchase up to 1,058,025 shares of common stock in a concurrent private placement with the Registered Offering (the “Private Placement”), Mr. Bagley beneficially owned 8,253,943 shares of the Company’s issued and outstanding shares of common stock, options to purchase 28,333 shares of the Company’s common stock, warrants to purchase 685,295 shares of common stock and secured convertible notes to purchase 1,184,834 shares, representing 54.1% of the issued and outstanding shares of the Company’s common stock as of September 16, 2020 and assuming the exercise by Mr. Bagley of all of his options, warrants and secured convertible notes.

            The percentage of beneficial ownership of Mr. Bagley set forth in this Schedule 13D are based on 18,771,257 shares of issued and outstanding common stock as of September 16, 2020, after giving effect to the issuance of shares of common stock in the Registered Offering

Mr. Bagley may be deemed to own 355,257 shares of common stock that Carolyn Bagley owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares.

(b)        Mr. Bagley has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all the shares described in Item 5. (a)

Mr. Bagley may be deemed to own 355,257 shares of common stock that Carolyn Bagley owns individually. Mr. Bagley, however, disclaims beneficial ownership of these shares.

(c)        On September 16, 2020, Mr. Bagley purchased 802,408 shares at a price of $2.4925 per share in the Registered Offering.

(d)        No person, other than Mr. Bagley, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by Mr. Bagley.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On September 16, 2020, Mr. Bagley acquired a warrant to purchase 401,204 shares of common stock in the Private Placement. A copy of the Form of Warrant was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the SEC on September 14, 2020 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Not applicable.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020	/s/ E. Dallin Bagley
E. Dallin Bagley

5